Securities and Exchange Commission

                             Washington, D.C., 20549

                                   FORM N-54C

       NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO
               SECTION 54(C) OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of Section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:  Oxbow Fund, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code): c/o CJM Planning Corp., 223 Wanaque Ave., Pompton Lakes, NJ 07410

Telephone Number (including area code): (973) 831 - 8020

File Number under the Securities Exchange Act of 1934: 000-29945

The following is the basis for the filing of this  notification  of  withdrawal:
The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

                                    SIGNATURE

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to Sections 55 through 65 of the Act to be duly signed on its behalf in the city of Pompton Lakes and state of New Jersey on the 24th day of April, 2003.


                                        THE OXBOW FUND, LLC

                                        By: /s/ S. Charles Musumeci, Jr.
                                            ------------------------------------
                                            S. Charles Musumeci, Jr.
                                            Chairman and Chief Executive Officer


Attest: /s/ Joseph C. Musumeci
        ------------------------------------
        Joseph C. Musumeci
        Executive Vice President and Chief Financial Officer,
        The Oxbow Fund, LLC